UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.

Commission File Number 000-51185

Signet International Holdings, Inc.

(Exact name of registrant as specified in its charter)

205 Worth Avenue, Suite #316 Palm Beach, FL 33480

561-832-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common & Preferred

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 159

Pursuant to the requirements of the Securities Exchange Act of 1934 Ernest W. Letiziano has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 20, 2017
	By:	/s/ Ernest W. Letiziano
Name: Ernest W. Letiziano
Title: CEO